February 13, 2025

Robert Kraft
Chief Financial Officer
Hillman Solutions Corp.
1280 Kemper Meadow Drive
Cincinnati, Ohio 45240

       Re: Hillman Solutions Corp.
           Form 10-K for the Fiscal Year Ended December 30, 2023
           Filed February 22, 2024
           File No. 001-39609
Dear Robert Kraft:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing